Writer's Direct Number	Writer's E-mail Address
212.756.2280	marc.weingarten@srz.com

April 23, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	Furmanite Corporation ("Furmanite" or the "Company") Soliciting Material on Schedule 14A filed by Mustang Capital Management, LLC et al. Filed April 20, 2014 File No. 001-05083

Dear Mr. Orlic:

On behalf of Mustang Capital Management, LLC ("Mustang"), Jeffery G. Davis, David E. Fanta, Peter O. Haeg and John K. H. Linnartz (each, a "Filing Person" and collectively with Mustang, the "Filing Persons"), we are responding to your letter dated April 21, 2015 in connection with the soliciting material on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on April 20, 2015. We have reviewed the comment of the staff of the SEC and respond below. For your convenience, the comment is restated below in italics, with our response following.

A Tangible Comprehensive Plan

1.	We note your statement that “Any risk of management departures will be mitigated by experienced industry executives, immediately available.” Please provide support for this assertion, either in revised proxy materials or as supplemental information.

In response to your comment, the Filing Persons are hereby providing supplemental support for the statement above.

The Filing Persons respectfully note that they have spoken to several individuals who have significant experience in the Company's industry sectors as executives of similar companies. Such individuals have indicated that they would be willing to serve as executives of the Company. However, as they are currently employed by other companies in the industry, the Filing Persons cannot publicly disclose their identities. Likewise, the Filing Persons respectfully note that they are unable to disclose the identities of such individuals in this response letter because it eventually will be made public on the SEC's website.

In addition, Jeffrey G. Davis and David E. Fanta, two of Mustang's nominees for election to the board of directors of the Company, together have over 70 years of experience in the industry and, if elected, will be immediately available to provide their expertise and guidance to the Company.

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Please do not hesitate to contact me at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ Marc Weingarten
Marc Weingarten